SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005
(Commission File No. 333-127853)

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
(Exact name of registrant as specified in its charter)

BELGO-MINEIRA STEEL COMPANY
(Translation of Registrant's name into English)

Av. Carandaí, 1,115, 26° andar
30130-915 – Belo Horizonte, MG, Brazil
55-31-3219-1348
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original in Portuguese)

Companhia Siderúrgica Belgo-Mineira
Report of Independent Accountants on
Limited Reviews of Quarterly
Information (ITR)
at September 30, 2005

(A free translation of the original in Portuguese)

Report of Independent Accountants
on Limited Reviews

The Board of Directors and Shareholders
Companhia Siderúrgica Belgo-Mineira
Belo Horizonte - MG

We have conducted a special review of the Quarterly Financial Information of Companhia Siderúrgica Belgo-Mineira, for the quarter ended September 30, 2005, which comprises the balance sheet and the consolidated balance sheet of this Company and its subsidiaries, the statement of income and the consolidated statement of income, the performance report and the significant information, prepared in accordance with the accounting practices adopted in Brazil and rules disclosed by the Brazilian Securities and Exchange Commission. The Quarterly Financial Information of the subsidiary, Companhia Siderúrgica de Tubarão (“CST”), for the quarter ended September 30, 2005, was reviewed by other independent auditors and our review, with respect to the balance of the investment in CST and to the results of this subsidiary in the third quarter, corresponding to 55% of the assets, as of September 30, 2005, and to 50% of the Company’s result in the quarter then ended, respectively, as well as the asset, liability, income and expense balances of this subsidiary, which were consolidated by the Company, is based exclusively on the review of these auditors.

Our reviews were performed in accordance with specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Accounting Council, and consisted mainly of: (a) inquiry and discussion with the offices responsible for the accounting, financial and operational areas of the Company and its subsidiaries, in regard to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events which have or could have significant effects on the financial situation and operations of the Company and its subsidiaries.

1

On the basis of our special review and on the special review report of other independent auditors, we are not aware of any material changes which should be made to the aforementioned Quarterly Financial Information, for them to be in accordance with the accounting practices adopted in Brazil and with the Companhia Siderúrgica Belgo-Mineira rules disclosed by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Financial Information.

Belo Horizonte, November 8, 2005.

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira	Daniel Antônio Cabral de Vasconcelos
Partner	Director
Contador CRCMG058176/O-0	Contador CRCMG59164/O-3

2

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	9/30/2005
Commercial, industrial and other companies

REGISTRATION WITH CVM DOES NOT IMPLY ANY APPROVAL OF THE COMPANY, THE ACCURACY OF THE INFORMATION IS THE RESPONSIBILITY OF COMPANY MANAGEMENT,

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CNPJ)
00396-4	Companhia Siderúrgica Belgo-Mineira	24.315.012/0001-73
4 - Register Inscription Number – NIRE
31300046389

01.02 - HEAD OFFICE

1 – FULL ADDRESS Av. Carandaí, 1115 – 20° ao 26° and,	2 - SUBURB OR DISTRICT Funcionários
3 - ZIP CODE 30130-915	4 - MUNICIPALITY Belo Horizonte		5 - STATE MG
6 – AREA CODE 031	7 - TELEPHONE 3219-1122	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11- AREA CODE 031	12 - FAX 3219-3007	13 - FAX -	14 - FAX -
15 - E-MAIL belgo@belgo.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Marc Leon Alphonse Ruppert	2 – ADDRESS Av. Carandaí, 1115 – 24° andar
3 – SUBURB OR DISTRICT Funcionários	4 - ZIP CODE 30130-915	5 - MUNICIPALITY Belo Horizonte	6 - STATE MG
6 - AREA CODE 031	7 - TELEPHONE 3219-1911	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11- AREA CODE 031	12 - FAX 3219-1358	13 – FAX -	14 - FAX -
15 - E-MAIL marc.ruppert@belgo.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER				PRIOR QUARTER
1-BEGINNING	2-END	3-NUMBER	4-BEGINNING	5-END	6-NUMBER	7-BEGINNING	8-END
1/1/2005	12/31/2005	3	7/1/2005	9/30/2005	2	4/1/2005	6/30/2005
9 - NAME OF INDEPENDENT ACCOUNTANTS KPMG Auditores Independentes					10 - CODE CVM 00418-9
11 - NAME OF RESPONSIBLE ACCOUNTANT Marco Túlio Fernandes Ferreira				12 - TAXPAYER ID NO. OF RESP. ACCOUNTANT 499.953.166-68

01.05 - CAPITAL COMPOSITION

NUMBER (THOUSANDS)	1 - CURRENT QUARTER 9/30/2005	2 - PRIOR QUARTER 6/30/2005	3 - SAME QUARTER PRIOR YEAR 9/30/2004
Subscribed Capital
1 – Common	13,020,077	3,905,001	3,905,001
2 – Preferred	0	3,179,128	3,179,128
3 – Total	13,020,077	7,084,129	7,084,129
Treasury shares
4 – Common	68,300	0	0
5 – Preferred	0	68,300	68,300
6 – Total	68,300	68,300	68,300

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operating
3 – SHARE CONTROL NATURE Foreign
4 - ACTIVITY CODE 106 – Iron and steel company
5 - MAIN ACTIVITY Production of steel, and of rolled and drawn steel products
6 – CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 – NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1- ITEM	2 - EVENT	3 - DATE APPROVED	4 - TYPE	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 - EARNINGS PER SHARE

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE QUARTER

1- ITEM	2 - DATE OF CHANGE	3 - SUBSCRIBED CAPITAL (Thousands of reais)	4 - CHANGE AMOUNT (Thousands of reais )	5 - NATURE OF CHANGE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	4/15/2005	3,000,000	1,000,000	Revenue reserve	0	0,00000000
02	9/28/2005	9,413,791	6,413,791	Merger of companies	5,935,948	0,00000000

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
11/8/2005

02.01 - Balance Sheet - Assets (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2005	4 – 6/30/2005
1	Total assets	11,795,838	4,537,439
1.01	Current assets	1,294	1,889
1.01.01	Cash and banks	1,203	1,884
1.01.01.01	Banks deposits	(64)	9
1.01.01.02	Financial investments	1,267	1,875
1.01.02	Accounts receivable	0	0
1.01.03	Inventories	0	0
1.01.04	Other	91	5
1.01.04.01	Income tax and social contribution	0	0
1.01.04.02	Other taxes and contributions	0	0
1.01.04.03	Prepayments	7	5
1.01.04.04	Accounts receivable from associated companies	0	0
1.01.04.05	Other receivables	84	0
1.02	Long-term receivables	97,450	104,445
1.02.01	Sundry accounts receivable	25,814	22,281
1.02.01.01	Compulsory deposits and judicial value	1,064	41
1.02.01.02	Income tax recoverable	20,207	17,699
1.02.01.03	Properties for sale	0	0
1.02.01.04	Taxes and contributions for offset	3,864	3,864
1.02.01.05	Other receivables	679	677
1.02.02	Receivables from related parties	71,636	82,164
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	71,636	82,164
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	11,697,094	4,431,105
1.03.01	Investments	11,688,900	4,428,987
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	11,688,900	4,428,987
1.03.01.02.01	Belgo Siderurgia S.A.	4,564,523	4,350,552
1.03.01.02.02	Belgo Mineira Part. Ind. Com. S.A.	57,493	58,225
1.03.01.02.03	Usina Hidrelétrica Guilman Amorim S.A.	26,575	19,712
1.03.01.02.04	BME Belgo Mineira Engenharia Ltda.	506	498
1.03.01.02.05	CST Cia. Siderúrgica Tubarão	6,516,131	0
1.03.01.02.06	Vega do Sul	523,672	0
1.03.01.03	Other	0	0
1.03.02	Property, plant and equipment	9	0
1.03.03	Deferred charges	8,185	2,118

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2005	4 – 6/30/2005
2	Total liabilities and shareholders' equity	11,795,838	4,537,439
2.01	Current liabilities	40,601	39,729
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	176	262
2.01.04	Taxes, charges and contributions	861	826
2.01.04.01	Income tax and social contribution	0	0
2.01.04.02	Other taxes payable	861	826
2.01.05	Dividends payable	3,764	3,774
2.01.06	Provisions	1	2
2.01.07	Payables to related parties	26,830	25,909
2.01.08	Other	8,969	8,956
2.01.08.01	Salaries and charges payable	8,969	8,956
2.01.08.02	Other accounts payable	0	0
2.02	Long-term liabilities	96,325	0
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	970	0
2.02.03.01	Contingencies	0	0
2.02.04	Payables to related parties	0	0
2.02.05	Other	95,355	0
2.02.05.01	Income tax and social contribution	95,355	0
2.02.05.02	Other accounts payable	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	11,658,912	4,497,710
2.05.01	Paid-up capital	9,413,791	3,000,000
2.05.02	Capital reserves	193,221	193,221
2.05.02.01	Treasury shares	(3,149)	(3,149)
2.05.02.02	Investment incentives and other	196,370	196,370
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies	0	0
2.05.04	Revenue reserves	172,497	172,497
2.05.04.01	Legal	96,366	96,366
2.05.04.02	Statutory	76,131	76,131
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/accumulated deficit	1,879,403	1,131,992

03.01 - Statement of Income (R$ thousand)

Code	Description	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004
3.01	Gross sales and/or services rendered	0	641,850	665,292	1,666,119
3.02	Deductions	(4)	(172,765)	(174,766)	(448,508)
3.03	Net sales and/or services rendered	(4)	469,085	490,526	1,217,611
3.04	Cost of sales and/or services rendered	0	(251,805)	(299,776)	(718,421)
3.05	Gross profit	(4)	217,280	190,750	499,190
3.06	Operating expenses/income	750,333	1,705,407	142,521	335,219
3.06.01	Selling	0	(12,188)	(17,231)	(39,805)
3.06.02	General and administrative	(3,579)	(28,133)	(15,972)	(48,420)
3.06.03	Financial	(1,831)	(18,245)	(12,260)	(40,578)
3.06.03.01	Financial income	379	5,395	(16,715)	15,384
3.06.03.02	Financial expenses	(2,210)	(23,640)	4,455	(55,962)
3.06.04	Other operating income	2	9,962	4,875	7,993
3.06.05	Other operating expenses	(42,262)	(90,911)	(74,364)	(214,220)
3.06.05.01	Amortization of goodwill (negative goodwill)	(41,492)	(148,275)	(57,138)	(162,487)
3.06.05.02	Employees profit sharing	(675)	(973)	(5,506)	(13,397)
3.06.05.03	Other	(95)	58,337	(11,720)	(38,336)
3.06.06	Equity in the earnings of subsidiaries	798,003	1,844,922	257,473	670,249
3.07	Operating profit	750,329	1,922,687	333,271	834,409
3.08	Non-operating expenses, net	(1,283)	(16,044)	(1,819)	(4,801)
3.08.01	Income	0	1,423,987	908	2,815
3.08.01.01	Sale of properties	0	605	900	2,794
3.08.01.02	Sale of a facility to Belgo Siderurgia	0	0	0	0
3.08.01.03	Other	0	1,423,382	8	21
3.08.02	Expenses	(1,283)	(1,440,031)	(2,727)	(7,616)
3.08.02.01	Cost of permanent asset disposal	0	(59,267)	(2,092)	(3,897)
3.08.02.02	Cost of facilities disposal	0	0	0	0
3.08.02.03	Reversal of provisions	0	0	0	0
3.08.02.04	Other	(1,283)	(1,380,764)	(635)	(3,719)
3.09	Profit before taxation and profit sharing	749,046	1,906,643	331,452	829,608
3.10	Provision for income tax and social
	contribution	(1,633)	(85,303)	(12,677)	(85,998)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	747,413	1,821,340	318,775	743,610
	Number of shares (thousand), excluding
	treasury shares	12,951,777	12,951,777	7,015,829	7,015,829
	Net income per share	0,05771	0,14062	0,04544	0,10599
	Loss per share

04.01 – Notes to the Quarterly Information

1 Operations and Corporate Aspects

Companhia Siderúrgica Belgo-Mineira (“the Company” or “Belgo”) is a publicly-held corporation which shares are negotiated in the São Paulo Stock Exchange (BOVESPA) and its main objective is the production of steel and of rolled and drawn steel products.

As a result of the corporate reorganization of Arcelor Group in Brazil, object of a significant event notice published on July 28, 2005 and later approved by the Extraordinary General Meetings of Shareholders on September 28 and 30, 2005, the Company became the holder of the whole capital of Companhia Siderúrgica de Tubarão (“CST”) and Vega do Sul S.A. (“Vega”).

The base date of the transfer of these interests, according to the corporate instruments was retroactive to May 31, 2005, and, therefore, this Quarterly Information already includes the results for the four-month period of CST and Vega as from June 1, 2005.

The following activities are still being carried out for the conclusion of the corporate restructuring:

(a) cancel of the CST registry as a publicly-held company;
(b) changing in the Belgo corporate name to ARCELOR BRASIL S.A.;
(c) changing in the ARCELOR BRASIL bylaws, specially in order to be compliant with the governance requirements corresponding to the Bovespa Level I;
(d) changing in the ARCELOR BRASIL Board of Directors; and
(e) change in ARCELOR BRASIL Executive Board.

As provided by Law and according to the Company’s by-laws, the withdrawal right is granted to the CST shareholders who did not agree with or were absent from the approval of merging the CST, or did not attend to the Extraordinary General Meeting and explicitly expressed their intention to exercise the withdrawal right, no longer than 30 days as from the date when the related Meeting minutes were published. This Quarterly Information was prepared by assuming that no right to withdrawal will be exercised. Note 25 – Subsequent Events – summarizes the number of shareholders who opted for this right.

With the restructure, the Company keeps its condition as a holding, with investments in the sectors of long steels, through Belgo Siderurgia and its subsidiaries, and flat steels, through CST and Vega do Sul. We provide below a brief profile of the operating subsidiaries of the Company, by sector:

Belgo Siderurgia (long steel)

Belgo Siderurgia, together with its subsidiaries, produces and sells long and drawn steel products. Its products are mainly directed to the sectors of civil construction, industrial production and agricultural and farming segment, and include, among others, rods, wire rods and wires. With all integrated and semi-integrated mills and also with draw steel companies in Brazil and Argentina, the Company has an annual production capacity of approximately 5.1 million tonnes of raw steel.

Companhia Siderúrgica de Tubarão and Vega do Sul (flat steel)

CST produces and sells flat semi-finished rolled products: steel plates and coiled hot-rolled strips. CST also has access to a deep waters port, of which is co-owner, a road-rail terminal adjacent to its plant where it receives the supplies of iron ore. Its integrated mill, located in the city of Serra, in the State of Espírito Santo, has an annual production capacity of 5 million tonnes of raw steel. The project for expansion of its capacity to 7.5 million tonnes of steel as from 2006 is ongoing.

Vega do Sul, located in the city of São Francisco do Sul, in the North of the state of Santa Catarina, is an industry of steel transformation with the most modern processes of pickling, coiled cold-rolled strips and galvanization. It supplies steel coils for the automobile industries, home appliance industries, civil construction, tubes and others. Raw material, coiled hot-rolled strips, is supplied by CST. It started its operations in 2003 and its annual production capacity is 880 thousand tonnes of cold rolled steel and galvanized products.

2 Presentation of the Quarterly Information

The Quarterly Information (ITR) on September 30, 2005 and 2004 was prepared based on the accounting practices arising from the Brazilian corporate legislation and rules of the Securities Commission (CVM), consistent with the last year ended December 31, 2004, and with the quarter ended June 30, 2005.

The comparison of the Quarterly Information on September 30, 2005 with the prior quarters should consider the effects of the corporate reorganization mentioned in Note 1. In the report on performance, the Company’s management presents information on the effects of the consolidation of CST and Vega do Sul in the result for the quarter.

The amounts presented are expressed in thousands, except when expressly defined in “millions”.

3 Summary of the Main Accounting Practices

The main accounting practices, applied on the preparation of this Quarterly Information, are consistent with those described in the Company’s financial statements of 2004. Due to the process of equalization of the accounting practices of the subsidiaries CST and Vega do Sul with those of the Company, the effects originally recorded by CST, arising from the practice of revaluation of its permanent assets, were fully reverted for equity accounting and consolidation purposes.

4 Consolidated Quarterly Information

The main consolidation procedures applied in the preparation of this Quarterly Information are consistent with those described in the Company’s consolidated financial statements of 2004 and include the following direct and indirect subsidiaries and wholly-owned parent company:

	Interest

	9/30/2005	6/30/2005

BELGO Siderurgia S.A. (former BMPS) and subsidiaries:	99.98	99.98
ACINDAR Industria Argentina de Aceros S.A.	71.99	71.99
Belgo Mineira Uruguay S.A.	99.11	99.11
Itauna Siderúrgica Ltda.	99.11	99.11
Belgopar Ltda.	99.11	99.11
BMB - Belgo-Mineira Bekaert Artefatos de Arame	55.01	55.01
Belgo Bekaert Arames Ltda.	54.51	54.51
Belgo Bekaert Nordeste S.A.	53.98	53.98
BMS - Belgo Mineira Sistemas S.A.	99.11	99.11
BMF-Belgo-Mineira Fomento Mercantil Ltda.	99.11	99.11
PBM-Picchioni Belgo-Mineira DTVM S.A.	73.84	73.84
Belgo-Mineira Comercial Exportadora S.A.	99.11	99.11
BEMEX International Ltd.	99.11	99.11
CAF Santa Bárbara Ltda.	99.11	99.11
SIBRAL Participações Ltda.	99.11	-

Belgo-Mineira Participação Indústria e Comércio	100.00	100.00

Belgo-Mineira Engenharia Ltda.	99.99	99.99

Usina Hidrelétrica Guilman-Amorim S.A. (1)	51.00	51.00

	Interest

	9/30/2005	6/30/2005

Companhia Siderúrgica de Tubarão (CST)	100.00	-
CST Comércio Exterior S.A.	100.00	-
CST Corporation B.V.	100.00	-
Skadden Consultoria e Serviços Lda,	100.00	-
CST Overseas Ltd.	100.00	-
Sol Coqueria Tubarão S.A.	99.99	36.67

Vega do Sul	100.00	-
(1) Wholly-owned subsidiary.

The reconciliation of shareholders’ equity and net income of the Parent Company with the shareholders’ equity and consolidated net income are shown as follows:

	Net income for the period		Shareholders’ equity

	9/30/2005	9/30/2004	9/30/2005	6/30/2005

Parent company balances	1,821,340	743,610	11,658,912	4,497,710

Unrealized profits arising from intercompanies operations,
net of tax effects	(36,716)	(27,225)	(71,630)	(25,328)
Effects of the capitalization of the BMPS debt	-	-	1,175,192	1,175,192
Provision according to CVM Instr. 349 on goodwill in Deferred assets -		-	(684,810)	(737,487)
Changes in shareholders’ equity which did not affect the
result for the period of the subsidiaries	1,447	(186)	(132)	(404)

Consolidated balances	1,786,071	716,199	12,077,532	4,909,683

5 Financial Investments

	Parent company		Consolidated

Type	9/30/2005	6/30/2005	9/30/2005	6/30/2005

Short term
Federal public securities	1,168	1,790	66,747	33,820
Fixed income securities and others	99	85	1,159,471	602,150

	1,267	1,875	1,226,218	635,970

6 Trade Accounts Receivable

	Consolidated

	9/30/2005	6/30/2005

Trade accounts receivable
Local	857,548	554,781
Foreign	416,930	344,433
Discounted trade notes receivable and exchange contracts	(14,554)	(10,371)
Allowance for doubtful accounts	(44,559)	(23,636)

	1,215,365	865,207

7 Inventories

	Consolidated

	9/30/2005	6/30/2005

Finished products	851,004	632,739
Work in process	296,671	175,981
Raw and consumption materials	688,319	461,996
Maintenance and sundry materials	266,006	62,462
Imports in transit	228,037	14,066
Advances to suppliers	52,615	45,455
(-) Provision for losses	(23,430)	(25,975)

	2,359,222	1,366,724

8 Other Taxes and Contributions Recoverable

	Parent company		Consolidated

	9/30/2005	6/30/2005	9/30/2005	6/30/2005

Value-added Tax on Sales and Services (ICMS)	-	-	153,144	75,627
Excise Tax (IPI)	-	-	3,735	18,592
Withholding Income Tax (IRRF)	-	-	128,964	111,386
Social Integration Program (PIS)	580	580	16,315	3,284
Social Contribution on Revenues (COFINS)	3,284	3,284	30,161	15,626
Other	-	-	90	5,096

	3,864	3,864	332,409	229,611

Current	-	-	172,909	112,312
Long term	3,864	3,864	159,500	117,299

	3,864	3,864	332,409	229,611

ICMS tax credits recorded in the long term, arising from acquisition of permanent asset items, totaling R$ 51,700, are offset within 48 months as from the date of acquisition of these assets.

9 Permanent Investments

	Parent company		Consolidated

	9/30/2005	6/30/2005	9/30/2005	6/30/2005

Investments in subsidiaries (a)	11,688,900	4,428,987	-	-
Investments in associated companies	-	-	162,849	366,491
Other investments	-	-	10,183	10,063

	11,688,900	4,428,987	173,032	376,554

a. Information on subsidiaries

		Net income
	Shareholders’	(loss)	Investment	Equity in the
	equity	for the period	balance	results

BELGO Siderurgia S.A. (former BMPS)
9/30/2005	3,914,575	689,835	4,564,523	1,255,513
6/30/2005	3,645,530	420,928	4,350,552	988,864
9/30/2004	915,775	528,202	1,810,914	528,082

Companhia Siderúrgica Tubarão - CST (1)
9/30/2005	6,582,137	371,022	6,516,131	524,371
6/30/2005	-	-	-	-
9/30/2004	-	-	-	-

Vega do Sul (1)
9/30/2005	701,245	1,125	523,672	844
6/30/2005	-	-	-	-
9/30/2004	-	-	-	-

Usina Hidrelétrica Guilman-Amorim S.A.
9/30/2005	52,107	41,995	26,575	21,417
6/30/2005	38,650	28,538	19,712	14,554
9/30/2004	(3,575)	13,021	-	13,021

Other (2)
9/30/2005	58,015	7,130	57,999	7,125
6/30/2005	58,740	7,855	58,723	7,849
9/30/2004	33,992	(12,545)	33,990	(12,550)

Balances of companies transferred
9/30/2005			-	35,652
6/30/2005			-	35,652
9/30/2004			670,741	141,696

TOTAL – 9/30/2005			11,688,900	1,844,922

TOTAL – 6/30/2005			4,428,987	1,046,919

TOTAL – 9/30/2004			2,515,645	670,249

(1)
As presented in Note 1, the Company became, retroactively to May 31, 2005, the wholly owner of Companhia Siderúrgica de Tubarão (CST) and Vega do Sul. The control was obtained through a corporate restructure made by Arcelor Group, majority shareholder of the three companies. The process occurred in two steps: (a) merger by Belgo of the holdings Arcelor Aços do Brasil Ltda. (“AAB”)and APSL ONPN Participações S.A., which held direct interest in CST and Vega do Sul; (b) merger of the shares of other shareholders of CST which could opt for the change of their shares for Belgo shares or for the withdrawal right for amounts determined based on economic valuations. See Notes 18 and 25 on changes in shareholders’ equity in Belgo and on withdrawal rights exercised by CST and Belgo shareholders.

(2)	Other investments include the interest in Belgo-Mineira Participações (“BMP”) and Belgo-Mineira Engenharia, non-operating companies.

Absorption of losses to the partners’ account

On January 20, 2005, the subsidiary BMP increased by R$ 17.9 million the capital of Belgo Siderurgia S.A. (former BMPS), through the issue of 23,665 shares, and approved, as required by Income tax regulation, the absorption of accumulated losses of Belgo Siderurgia S.A. in the amount of R$ 582.1 million, through a debit to the account that records the balance of the credit of that shareholder against Belgo Siderurgia S.A. Consequently, parent company’s net income, in the first quarter of 2005, suffered the impact of that gain.

10 Related Parties

The balances and more significant transactions with related parties, carried out at conditions compatible with the market and included in the financial statements at September 30, 2005 and June 30, 2005, are summarized as follows:

Parent company:	Long-term	Current			Other	Other
	receivables	liabilities	Sales	Purchases	expenses	income

Belgo-Mineira Participação Indústria e Comércio S.A.	3,043	-	-	-	-	620
Belgo Siderurgia S.A.	68,593	2,122	2,307	13,190	-	4,431
Itauna Siderúrgica Ltda.	-	-	6	-	-
Acindar Industria Argentina de Aceros S.A.	-	-	-	-	-	1,146
Belgo Bekaert Arames Ltda.	-	-	252,860	2,187	2,695	-
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.	-	-	37,965	-	1,515	-
Belgo Bekaert Nordeste S.A.	-	-	13,019	-	-	-
CAF Santa Bárbara Ltda.	-	-	-	31	-	-
Usina Hidrelétrica Guilman-Amorim S.A.	-	-	-	7,818	-	-
BMS - Belgo-Mineira Sistemas S.A.	-	-	-	2,541	2,156	-
Companhia Siderúrgica Tubarão	-	-	-	196	-	-

ARCELOR Group
TrefilARBED Kiswire Co Ltd	-	-	4,412	-	-	-
TrefilARBED Arkansas Inc	-	-	3,456	-	-	-
Arcelor S.A.	-	-	-	-	-	-
Asbm SARL	-	17,561	-	-	-	-
Arcelor Trading Antwerp	-	-	6,839	-	-	-
Arbed S.A.	-	1,647	-	-	-	-
Aceralia Corporacion Siderurgica S.A.	-	-	-	22,479	-	-
Sidarfin NV	-	5,501	-	-	-	-

TOTAL 9/30/2005	71,636	26,830	320,864	48,442	6,366	6,197

TOTAL 6/30/2005	82,164	25,909	320,864	48,442	6,366	6,197

Consolidated:	Current	Current	Long-term			Other
	assets	liabilities	liabilities	Sales	Purchases	expenses

ARCELOR Group
Aceralia Corporacion Siderurgica S.A.	-	19,984	-	-	93,675	-
Aceralia Transformados	-	-	-	-	-	-
Arbed S.A.	-	1,647	-	-	-	613
Arcelor FCS Comercial	-	6,114	-	-	6,114	37
Arcelor Finance SCA	-	37,479	276,145	-	-	5,525
Arcelor International America Inc	30,420	-	-	283,400	362	-
Arcelor International Antwerp	2,195	-	-	44,471	78	70
Arcelor International Canada Inc	631	-	-	50,168	-	-
Arcelor International Singapore	7	-	-	6,799	-	2
Arcelor Long Commercial AS	-	-	-	-	-	-
Arcelor Purchasing	-	-	-	-	-	-
Arcelor Rails, Piles & Special Sections	-	-	-	-	1,208	-
Arcelor S.A.	-	9,061	-	-	-	-
Arcelor Trading USA LLC	-	-	-	-	-	-
ASBM SARL	-	17,561	-	-	-	1,654
Cockerill Sambre SA	-	7,818	-	-	7,818	-
DTT Purchasing	12,323	-	-	12,988	-	-
Paul Wurth do Brasil	-	1,386	-	-	41,127	-
Paul Wurth S.A.	-	73	-	-	538	-
Sidarfin NV	-	5,501	-	-	-	-
TrefilARBED Arkansas Inc	5,133	-	-	14,285	-	-
TrefilARBED BETTEMBOURG AS	-	-	-	30	-	-
TrefilARBED Kiswire Co Ltd	749	-	-	10,193	-	-
Usinor	-	-	-	-	-	-
Usinor Auto	-	4,805	-	-	-	4,807
Arcelor Consultants	-	976	-	-	-	151
Arcelor Treasury SNc	-	-	-	-	-	14
TOTAL 9/30/2005	51,457	112,405	276,145	422,334	150,920	12,873

a. Garantees to subsidiaries

The Company did not presented guarantees to its subsidiaries and associated companies at the quarter ended September 30, 2005. The guarantees presented by the companies of the Group, in the consolidated, totaled R$ 631,258 (At June 30, 2005, R$ 741,082).

11 Property, Plant and Equipment (Consolidated)

	9/30/2005			6/30/2005

	Restated and revalued cost	Accumulated depreciation and depletion	Residual value	Residual value	Annual depreciation rates - %

Industrial and administrative buildings	1,757,272	(741,025)	1,016,247	437,280	From 2 to 10
Industrial facilities and equipment	10,261,717	(4,906,611)	5,355,106	1,600,767	From 3 to 25
Forest reserves	185,200	(15,993)	169,207	158,965
Other	336,577	(138,408)	198,169	112,620	From 5 to 30

	12,540,766	(5,802,037)	6,738,729	2,309,632

Land	254,744	-	254,744	204,050
Expansion and modernization
. Construction in process	2,675,660	-	2,675,660	300,256
Advances to suppliers	80,504	-	80,504	56,950

	15,551,674	(5,802,037)	9,749,637	2,870,888

In the subsidiary Companhia Siderúrgica de Tubarão, depreciation of property, plant and equipment is made through the method of units produced, considering the estimated remaining useful lives and the amounts to be produced, except for vehicles and port terminal, which are depreciated using the straight-line method. In the other companies of the Group, depreciation is calculated using the straight-line method and takes into consideration the useful life of the assets. The Company has been performing studies to make uniform the depreciation methods as from 2006.

a. Guarantees

Property, plant and equipment items secure loans and financing of the Company (Note 13).

b. Construction in process

Construction in progress is represented by expenses mainly incurred with the expansion projects of the production capacity of the subsidiary CST, construction of Sol Coqueria Tubarão and other projects for increase in productivity and quality, reduction of costs and environment protection.

12 Deferred Charges

	Parent company		Consolidated

	9/30/2005	6/30/2005	9/30/2005	6/30/2005

Expansion projects	8,185	2,118	65,010	39,910
Goodwill on the acquisition of subsidiaries (a)	-	-	58,477	58,477
Other expenses (b)	-	-	283,920	12,267

	8,185	2,118	407,407	110,654
Less:
. Regular accumulated amortization	-	-	(117,945)	(56,313)

	8,185	2,118	289,462	54,341

(a) The goodwill on acquisition of a merged subsidiary arises on acquisition of Belgo Mineira Piracicaba S.A. (former Dedini) merged in May 2000 and has been amortized over ten years, according to a future profitability study carried out by independent experts.

(b) Other expenses include:
- Market creation Project (“market cration”), deferred in subsidiary Vega do Sul, which refers to costs of approval of its products with the customers. These expenses are amortized over ten years and on September 30, 2005 amounted to R$ 44 million.
- Pre-operating expenses referring to preliminary expenses of the operation incurred by the subsidiary Vega do Sul in 2003 and 2004, referring to costs with consumed materials, costs with consulting, salaries paid to the production personnel, indirect manufacturing costs, etc., incurred in the phase of preparation for the start-up of operations and tests of the production line. These expenses are amortized over ten years and on September 30, 2005 amounted to R$ 175 million.

13 Financing (Consolidated)

a. Balance composition:

	September 30, 2005			June 30, 2005

	Short	Long		Short	Long
	term	term	Total	term	term	Total

In reais:	256,141	622,598	878,739	99,369	81,395	180,764

. Working capital	10,005	-	10,005	15,683	-	15,683
. Investment	246,136	622,598	868,734	83,686	81,395	165,081
Foreign currency	239,622	1,035,739	1,275,361	174,957	83,441	258,398

. Working capital	102,255	263,101	365,356	120,953	15,451	136,404
. Investment	137,367	772,638	910,005	54,004	67,990	121,994

Total	495,763	1,658,337	2,154,100	274,326	164,836	439,162

b. The long-term installment will fall due as follows:

2006	367,894
2007	317,721
2008	284,659
2009	259,011
2010	211,328
2011 onwards	217,724

1,658,337

Other information on the main financing contract of Belgo (consolidated) is the following:

(i) Working capital

The subsidiary CST obtained a credit line in U.S. dollars, at the cost of Libor, plus a spread of up to 1.74 % p.a. This financing is guaranteed by a promissory note escrow in the amount equivalent to the total value of the financing. Interest is paid semi-annually, and the value of the principal will be paid upon final maturity of the financing (October 2006 - US$ 20,000). Up to September 30, 2005, prepayments amounted to R$ 45,405.

The subsidiaries Belgo Siderurgia and Vega entered into prepayment of export contracts with some Brazilian banks and Arcelor Finance (controlling group) totaling R$ 282,264 thousand at September 30, 2005, through which the companies receive, in advance, the amount of their future exports. These advances are amortized upon payment by its customers of the products exported. All of these prepayment of export contracts fall due in various dates up to 2013 and its average cost is Libor + 2.83% p.a.

(ii) Investments

(a) National Bank for Economic and Social Development (BNDES)

On September 30, 2005, outstanding indebtedness of the Company and its Subsidiaries with the BNDES system was R$ 839,402. The product of the BNDES financing was mainly used for acquisition of equipment, modernization and expansion of the production facilities. The indebtedness with BNDES falls due between 2006 and 2012, with an average cost at the Brazilian long-term rate (TJLP) plus a spread varying from 2.0% to 4.25% p.a.

(b) Kreditanstalt für Wiederaufbau - KfW

On September 30, 2005, the subsidiary CST kept outstanding debts with KfW at an amount equivalent to R$ 347,507 (excluding the balance financed via securitizations). This financing was obtained for acquisition of equipment and project for expansion of its production capacity. The debt with KfW falls due between 2005 and 2017, at an average cost of Libor plus a spread between 0.60% and 0.65% .

(c) European Investment Bank - EIB

On July 21, 2004, the subsidiary CST contracted a financing with EIB in the amount of US$ 70,000, to cover part of the projects for implementation of the Expansion Plan– 7.5 Mt/year. The value will start to be amortized as from September 2007 in 18 semi-annual installments, at cost of Libor plus 0.4% p.a. and total funds inflow occurred in February 2005. The balance of this financing at September 30, 2005 amounted to US$ 70,101 (R$ 155,778). CST contracted a guarantee of the amount aforementioned with Bancos Bilbao Vizcaya Argentina S.A. and Santander Central Hispano S.A.

(d) Arcelor Finance

On March 11, 2005 the subsidiary CST contracted financing with Arcelor Finance in the amount of US$ 85,000, to be used in the project for expansion of the capacity of its plant to 7.5 million tonnes of steel per annum, for export purposes. The loans will be amortized over 14 semi-annual installments as from June 30, 2007, and final maturity is December 30, 2013. Up to September 30, 2005, inflow of funds amounted to US$ 30,000, and its balance at September 30 is US$ 30,006 (R$ 66,679).

(e) Securitization of export receivables

In 1997, the subsidiary CST launched a program for securitization of export receivables generated by its indirect subsidiary CST Overseas Ltd. The total of the original program was US$ 524,658. In 1999, CST also included in the securitization program, financing with KfW totaling US$ 103,053, which was fully received. In 2003 the subsidiary contracted a loan with Japan Bank International Cooperation - JBIC, based on the securitization program issued in 1997. The original amounts of the contracts are US$ 31,444 and US$ 7,711 respectively.

CST’s securitization of receivables program is summarized as follows:

	In US$

			Balance at
			September 30,
	Securities issued		2005

	Investors	Sellers	Total

Inflow of funds	210,000	382,292	592,292
Renegotiated debts	90,000	46,758	136,758

Total of the program	300,000	429,050	729,050

Amortization, net of interest	(300,000)	(326,923)	(626,923)

Balance	-	102,127	102,127

Balance - R$			226,946

The securitization program prescribes compliance with certain conditions related to the receipt and generation of receivables, maximum levels of indebtedness and minimum amounts of CST shareholders’ equity, which, when not complied with, may result in the advanced or accelerated amortization of financing.

The Company and its Subsidiaries, at September 30, 2005, complied with all requirements related to the loan and financing contracts (COVENANTS).

Financing of property, plant and equipment is usually guaranteed by themselves. Working capital and future exports advances are mainly guaranteed by promissory notes.

14 Debentures (Consolidated)

(a) Balance composition:

	9/30/2005	6/30/2005

Simple non-convertible debentures	121,255	125,785
Acindar (ONCs)	110,308	115,849
Acindar (ONSs)	29,927	32,949

	261,490	274,583

Current	44,568	47,562
Long term	216,922	227,021

	261,490	274,583

(b)	Simple non-convertible debentures: issued by the subsidiary BMP with face value of R$ 98,000, monthly amortizations and total term of 12 years, remunerated at TJLP plus 3% p.a., and by Belgo Siderurgia S.A. (former BMPS) with face value of R$ 108,270, with annual amortizations and final maturities at December 31, 2011 and 2027 (83% and 17% of the total issued, respectively), remunerated at the variation of IGP-M plus 6% p.a.

(c)	ONCs – “Obligaciones Negociables Subordinadas Convertibles”: Argentinean securities similar to the Brazilian convertible debentures issued by the Subsidiary Acindar. They pay semi-annual interest at the rate of 6% p.a. and are indexed to the U.S. dollar. As from January 1, 2006, up to its maturity on February 4, 2013, they entitle their holders to convert them into Acindar’s common Class B shares for Ps$ 1.00 (one Argentine peso) per share.

(d)	ONSs – “Obligaciones Negociables Simples”: Debt securities issued by Acindar, similar to the Brazilian non-convertible debentures. They fall due up to April 2012, are indexed to the U.S. dollar and pay annual interest from 4.26% to 11.25%.

If ONCs pertaining to the Company and other holders of similar ONCs are converted into shares in the period aforementioned, the interest of BELGO Group could reach 63.81% of the total capital of ACINDAR, depending on the foreign exchange rate in effect.

15 Other Accounts Payable

	Consolidated

	9/30/2005	6/30/2005

Liabilities for purchase of ONCs(a)	103,091	109,038
Royalty and management	6,132	6,240
MJS receivables	4,942	5,283
Freights payable	27,749	20,745
Electric energy	17,268	10,413
Advances received (b)	49,306	41,112
Other	194,505	96,913

	402,993	289,744

Current	255,902	152,238
Long term	147,091	137,506

	402,993	289,744

(a) Refers to liabilities payable to the Acevedo family, former controlling shareholders of ACINDAR, totaling US$ 46.4 million, payable in annual installments from 2005 to 2011. On this amount levy Libor interest.
(b) Basically, advances from customers.

16 Provisions for Contingencies and Commitments

a. Provision for contingencies

	Parent company		Consolidated

	9/30/2005	6/30/2005	9/30/2005	6/30/2005

Provision for civil and tax lawsuits	970	-	652,395	582,072
Provision for labor lawsuits	-	-	42,842	37,106
Other provisions	-	-	5,124	5,021

Total	970	-	700,361	624,199

Current liabilities	-	-	97,817	93,187
Long-term liabilities	970	-	602,544	531,012

	970	-	700,361	624,199

Company’s management reviews the known contingencies and, based on the opinion of its legal advisors, evaluates the possibilities of losses, and adjusts the provision, as required.

The balance of provision for civil and tax lawsuits is mainly formed by amounts referring to legal and administrative challenges related to federal and state taxes.

In addition to the provisions set up, the Company and its subsidiaries have various civil, fiscal, tax and labor contingencies in progress. These contingencies, which, based on the opinion of internal and external legal advisors, are expected to possibly have a favorable outcome, totaled approximately R$ 533,526 and R$ 757,350 in the parent company (R$ 824,921 and R$ 775,840 in the Consolidated) at September 30 and June 30, 2005, respectively.

Judicial deposits recorded in long-term receivables of the Company, in the amount of R$ 1,064 at September 30, 2005 and R$ 41 at June 30, 2005 (R$ 384,702 and R$ 338,323 in the Consolidated), are related to civil, labor and fiscal lawsuits.

b. CADE / SDE Lawsuit

On September 1, 2000, the Association of Building Contractors of the State of Sao Paulo (SINDUSCON/SP) and the association that represents the Sales, Purchasing, Rental and Administration of Residential and Commercial Real Estate Companies of São Paulo (SECOVI/SP) complaint to Economic Law Department (SDE) against three producers of long steel, including Belgo Siderurgia S.A., charging them of a supposed anticompetitive practice of market division, through discrimination of prices of the long steel (rod) to the State of São Paulo building companies. Based on that complaint, SDE filed an administrative lawsuit to verify that charge.

After investigations, SDE issued a report recommending to the Administrative Council of Economic Defense (CADE), of the Ministry of Justice, the adverse judgment of the companies supposedly involved in that anticompetitive practice. On September 23, 2005, the lawsuit was judged by CADE, having an unfavorable outcome for Belgo Siderurgia S.A. The Company had to pay a fine equivalent to 7% of its gross billings in 1999, net of taxes.

Belgo Siderurgia S.A denies the practice of any procedure that may be considered as anticompetitive. Based on the proofs and arguments included in the records, its lawyers understand that within the legal environment the decision rendered by CADE may be reverted.

Due to the possibility of reversal of the decision rendered by CADE, according to the opinion of its lawyers, Belgo Siderurgia S/A did not set up any provision for contingency.

17 Deferred Income Tax and Social Contribution

a. Recoverable and Deferred Income Tax and Social Contribution

	Parent company			Consolidated

	9/30/2005	6/30/2005	9/30/2005	6/30/2005

Recoverable on temporary additions	91	94	98,287	86,772
On tax losses	-	-	384,225	239,921
Tax credit on goodwill CVM Instruction 349	-	-	352,780	379,918
Other	-	-	-	3,268

Deferred tax credits	91	94	835,292	709,879

Deferred tax credits - Current	-	-	293,497	156,370
Deferred tax credits – Long term	91	94	541,795	553,509

On depreciation with incentives	-	-	43,836	706
On amortization of goodwill/negative goodwill	95,355	-	95,355	-
On temporary exclusions	-	-	44,626	41,665
On unrealized profits	-	-	(39,246)	(17,201)
On BMPS capitalization gains (see Note 9)	-	-	62,182	62,182
Other	-	-	7,322	-

Deferred tax debits – long term	95,355	-	214,075	87,352

In compliance with CVM Instruction 349, the Company reclassified, for presentation purposes, the net value of the tax credit arising from the split-off followed by merger of part of the subsidiary BMP into BMPS, into current assets and long-term receivables, according to the expectation of recovery, based on the technical appraisal report prepared by independent experts.

Deferred income tax and social contribution assets and liabilities, arising from tax losses and temporary differences, are grounded and recognized on an accounting basis, mainly considering the analysis of the future results and other conditions imposed by the CVM standards.

The subsidiary CST recognized in June 2005 tax credits resulting from the “Summer Plan” (“Plano Verão”) lawsuit, in the amount of R$ 251,052, considering the lawsuit finally ruled, and recognized in “Income tax recoverable”.

Income tax and social contribution credits on tax losses and negative bases are expected to be realized as follows:

In 2005	149,918
In 2006	63,449
In 2007	60,658
In 2008	48,783
In 2009	61,417
From 2010 to 2013	0

Total credits	384,225

b. Income tax and social contribution in the results

	Parent company		Consolidated

	9/30/2005	9/30/2004	9/30/2005	9/30/2004

Profit before taxes and minority
interest	1,906,643	829,608	2,359,849	1,286,355
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution at the tax rate	648,259	282,067	802,349	437,361

Adjustments to income
Effects in results by temporary additions (exclusions)
Tax and civil contingencies	1,605	-	(12,209)	15,470
Taxes with demand suspended	-	-	(7)	(6,240)
Goodwill (negative goodwill)	50,360	53,555	(4,186)	1,070
Realization of revaluation reserve	10,069	-	10,069	-
Other	-	-	461	(98)
Effects in results by temporary additions (exclusions)
Equity results	(627,273)	(227,884)	-	-
Interest on own capital received	1,431	9,020	-	-
Interest on onw capital paid/proposed	-	(34,010)	(750)	(41,129)
Charges on liabilities notified	-	-	(171,707)	-
Excess depreciation	(262)	-	(233)	3,891
Contributions and donations	279	1,161	3,644	1,828
Non-deductible expenses	211	4	2,084	459
Dividends received from investments evaluated at cost	-	-	(4,980)	-
Portion of the result not subject to IR and CS	(174)	-	(85,045)	(9,664)
Tax incentives - ADENE	(91)	704	(171,510)	(311)
Income tax on unrealized profits	-	-	8,746	(28,926)
Effects of the Summer Plan (“Plano Verão”)	-	-	(1,580)	-
Depreciation with incentives/Depreciation charges Law 8200	-	-	4,135	4
IR and CS on tax losses	-	-	(4,325)	5,407
Earnings accrued abroad	-	-	(1,751)	10,838
Other	889	1,381	4,656	3,360

Income Tax and Social Contribution calculated	85,303	85,998	377,862	393,321

Effective rate	4%	10%	16%	31%

c. Tax Incentive – ADENE

In 2003, the subsidiary CST applied for the ADENE program and was awarded the right to a reduction of corporate income tax (IRPJ) and non-recoverable surcharges on its operating profits. This incentive is available to the Company since it is located in the area covered by the Agency for Northeast Development (ADENE) and the steel and energy sectors are priority ventures for the regional development as set forth in Decree 4213/2002.

The benefit was granted by the Federal Revenue Secretariat on July 31, 2003, through Certificates Nos. 0103/2003, 0104/2003 and 0105/2003 issued by the former SUDENE, providing the Company with the following tax benefits: (i) profits relating to steel slab production and sales, limited to 5,000,000 tonnes per year, are entitled to a 75% reduction of income tax and non-recoverable surcharges, as from 2002 through 2011; (ii) profits relating to steel coils production and sales, limited to 2,000,000 tonnes per year are entitled to a 75% reduction in the income tax and non-recoverable surcharges as from 2004 through 2013; and (iii) profits relating to energy production and sales, limited to 300 MW per year, are entitled to a 75% reduction in the income tax and non-recoverable surcharges, as from 2002 through 2011.

The benefit for the quarter ended September 30, 2005 amounted to R$ 45,508 – in the current year amounted to R$ 252,368 (in the year ended December 31, 2003 - R$ 97,564 and in 2004 – R$ 232,567) and was recorded in Capital Reserves with a contra entry to income tax payable, with no impact on the results of operations. This reserve can only be used to absorb losses or increase capital, and for investments in activities directly related to production. However, in Belgo, the amount of these reserves set up as from June 1, 2005 comprises the equity accounting balance.

On September 14, 2004, the Director General of ADENE issued the Official Letter 726/04 in order to cancel the Certificates. On September 23, 2004, CST filed an administrative appeal against the intended cancellation.

On January 4, 2005, CST was notified by mail in respect of Ordinance 154, published in the Official Gazette on December 29, 2004, which rejected the Company’s appeal, and thereby reiterated the cancellation of ADENE’s Certificates 0103/2003, 0104/2003 and 0105/2003. On April 15, 2005, CST filed a suit to challenge the cancellation of the Certificates and was granted a preliminary injunction suspending the effects of ADENE cancellation. In view of the favorable decision to the Company, ADENE filed an interlocutory appeal, by requesting the suspension of such decision, which is pending analysis.

On October 6, 2005, ADENE filed a security suspension in order to annul the preliminary injunction favorable to CST. On October 13, 2005, the security suspension filed by ADENE was judged and accepted by the Reporter. This decision has not been published but when it occurs, CST will take the necessary measures to file the appeal.

The Company’s management, based on the opinion of its legal advisors, understands that this benefit was in effect for 2003, 2004 and 2005 up to the issue of an unappealable decision of the Federal Revenue Secretariat. Accordingly, no provisions were recorded for the years ended 2003, 2004 and 2005 relating to the benefits recognized in the related periods.

18 Shareholders’ Equity (Parent company)

Capital

At September 30, 2005 and June 30, 2005 subscribed and paid-up capital is as follows:

	9/30/2005	6/30/2005

Common shares (per thousand shares)	13,020,077	3,905,001
Preferred shares (per thousand shares)	-	3,179,128

Total shares (per thousand shares)	13,020,077	7,084,129

Capital increase due to corporate reorganization

a. Increase in the subscribed capital of BELGO due to the Merger of AAB. Subscribed capital of BELGO, in the amount of R$ 3,000,000, increased to R$ 5,462,279, according to the Accounting Report of AAB. 2,280,878 new common shares of BELGO were issued, all of them nominative and with no nominal value. These shares were paid up with the net assets of AAB and attributed to the partners of AAB, according to the replacement list indicated in the minutes of the Extraordinary General Meeting dated September 28, 2005.

b. Increase in the subscribed capital of BELGO due to the merger of APSL. Immediately after the merger of AAB, subscribed capital of BELGO, which then amounted to R$ 5,462,279, was increased to R$ 6,002,197, according to the Accounting Report of APSL. 574,722 new common shares of BELGO were issued, all of them nominative and with no nominal value. These shares were paid up with the net assets of APSL and attributed to the shareholders of APSL, according to the replacement list indicated in the minutes of the Extraordinary General Meeting dated September 28, 2005.

c. Increase in the Subscribed Capital of BELGO due to the Merger of CST Shares. Capital increase of BELGO through the check of all shareholders’ shares of CST (except for those owned by BELGO due to the Mergers of AAB and APSL above) to the capital of BELGO. Subscribed capital of BELGO, in the amount of R$ 6,002,197, increased to R$ 9,413,791, according to the Net assets report. 3,080,348 new, common, nominative shares and with no nominal value of BELGO were issued. These shares were paid up with the shares issued by CST (except for those held by BELGO) and attributed to the shareholders of CST (except for BELGO) in accordance with the list of replacement mentioned in the minutes of the Extraordinary General Meeting dated September 28, 2005.

Final wording:

The Company’s fully subscribed and paid-up capital amounts to R$ 9,413,791, the equivalent to 13,020,077 shares, all of them common shares. Each common share is entitled to one vote in the resolutions of the General Meeting.

The Company has 68,300 thousand common treasury shares at R$ 3,149.

Reserves

(i) Capital reserve: investment incentives

This mainly refers to the tax incentive of the Excise Tax (Law 7554/86) effectively received. This incentive expired in 1993.

(ii) Revenue reserves:

Legal reserve – set up at the ratio of 5% of net income calculated every year under the terms of art. 193 of Law 6404/76, up to the limit of 20% of capital.

Statutory reserve – set up on the basis of 5% to 75% of net income for the year after deduction of the legal reserve, used to finance the expansion of the activities of the Company, directly or through subsidiary or associated companies, stopping the deduction when the reserve reaches 80% of the subscribed capital.

Dividends

The Company’s by-laws determine the appropriation of at least 25% of net income for the year, adjusted in accordance with the Corporate Law, for payment of the mandatory dividend to the shareholders.

As approved in the General Ordinary Meeting held on April 15, 2005, the Company paid, on May 10, 2005, a complementary dividend totaling R$ 46,511, which corresponds to R$ 6.35 per thousand common shares and R$ 6.98 per thousand preferred shares.

19 Financial Income (Expenses), Net

	Parent company		Consolidated

	9/30/2005	9/30/2004	9/30/2005	9/30/2004

Financial income
Interest received	4,411	7,012	24,651	30,331
Earnings from financial investments	2,228	14,399	45,116	50,987
Exchange variations on assets	(1,318)	(6,597)	(150,338)	24,326
Other financial income	74	570	36,214	30,854

	5,395	15,384	(44,357)	136,498

Financial expenses
Interest from financial investments	(5,297)	(23,316)	(74,549)	(46,180)
Interest on debentures	-	(1)	(25,738)	(29,334)
Arrears interest	(9,313)	(27,185)	(48,851)	(32,182)
Exchange variations on liabilities	(1,643)	6,866	200,657	(56,433)
Other financial expenses	(7,387)	(12,326)	(94,348)	(63,120)

	(23,640)	(55,962)	(42,829)	(227,249)

	(18,245)	(40,578)	(87,186)	(90,751)

20 Other Operating Expenses, Net

	Parent company		Consolidated

	9/30/2005	9/30/2004	9/30/2005	9/30/2004

Provision for tax and contingent risks (1)	68,457	(9,160)	(822)	(14,173)
Leasing expenses	(930)	(1,724)	(445)	(1,791)
Other operating expenses	772	(19,459)	(29,154)	(50,379)

Net	68,299	(30,343)	(30,421)	(66,343)

(1) These provisions were reversed in the parent company and set up in the subsidiary Belgo Siderurgia S.A., considering the restructure that occurred in March 2005.

21 Non-operating Income

	Parent company		Consolidated

	9/30/2005	9/30/2004	9/30/2005	9/30/2004

Result on the sale of permanent assets	(58,662)	(1,796)	(57,454)	(4,608)
Provision for other contingent liabilities	(1,889)	(715)	(39,389)	(11,141)
Provision for tax risks and losses (1)	44,062	-	(6,425)	-
Provision for investments write-off	431	(693)	-	(693)
Other non-operating income (expenses)	14	(1,597)	(9,927)	(3,157)

	(16,044)	(4,801)	(113,195)	(19,599)

(1) These provisions were reversed in the parent company and set up in the subsidiary Belgo Siderurgia S.A., considering the restructure that occurred in March 2005.

22 Insurance Coverage (Unaudited)

The Company maintains insurance coverage at amounts that, based on the analyses of its legal advisors in the insurance area, are considered sufficient to cover the risks involved.

The Company adopts the insurance of operating risks, which assures indemnity against material damages and loss of gross revenue (production stoppage) due to accidents, with the indemnity period of up to twelve months of stoppage. The current policy is in effect up to July 1, 2006.

23 Financial Instruments

Financial instruments of the Company and its subsidiaries are recorded in balance sheet accounts at September 30 and June 30, 2005 at amounts compatible with market values. They are managed by operating strategies, which aim at maintaining liquidity, profitability and security. Control is made by constantly comparing contracted rates with current market rates to verify that adjustments to market value of the financial investments are being properly calculated by the institutions that manage the resources.

The Company and its subsidiaries do not invest in derivatives or any other risk assets for speculation.

The estimated realization amounts of financial assets and liabilities of the Company were determined by information available in the market and appropriate methodologies for evaluations. However, a considerable judgment was required to interpret the market data to produce the estimate of the most appropriate realization value. As a consequence, the estimates below do not indicate, necessarily, the amounts that could be realized in the market of current exchange. The use of different market methodologies may have a material effect on the estimated realization values.

a. Composition of balances

In compliance with CVM Instruction 235/95, the accounting balances, different from its related market values, of the financial instruments included in the consolidated balance sheet at September 30, 2005, are:

	Accounting	Market
Description	balance	value

Loans and financing (including
debentures), in foreign currency	1,536,851	1,309,909

The criteria, assumptions and limitations used in the calculation of the market values are the same described in the Company’s annual report of 2004.

b. Credit risk

The Group’s sale policy is subordinated to the credit rules determined by Management, which seeks to minimize possible problems arising from the customers default. This objective is reached through the assignment of credit limits to customers, in accordance with their capacity for paying and through diversification of accounts receivable (risk spread).

c. Exchange rate risk

Since the Company and its subsidiaries have significant liabilities in foreign currency (U.S. dollar), their results could be affected by exchange rate variations. However, management understands that part of this risk is naturally mitigated by the export operations of the Company.

Despite the natural hedge, the subsidiary CST performed foreign exchange hedge transactions to mitigate the exchange rate risk exposure of the cash flow related to the contracts with European and Japanese suppliers.

Outstanding derivative instruments at September 30, 2005 are:

	US$

Type	Maturity	Reference value	Loss

U.S. dollar x Sterling Pounds	2005 to 2006	7,515	(78)
U.S. dollar x Euro	2005 to 2006	5,881	(330)
U.S. dollar x Yen	2005 to 2006	25,882	(1,784)

Total			(2,192)

d. Price risk

Since exports represent a significant part of the consolidated gross revenue expected for 2005, a possible volatility of the exchange rate represents, in fact, a price risk which could affect the expected results. This risk is, in part, counterbalanced by the volume of imports by Group companies.

24  Liabilities for Post-Employment Benefits

In 1982, the Company joined the Bradesco Previdência e Seguros S.A. private pension plan in order to supplement (i) retirement benefits of participants and (ii) pensions payable to spouses of deceased participants. This plan, offered to part of the employees of Belgo and its subsidiaries at that time, was closed for new inscriptions in 2000. With the implementation of the new defined contribution plan, as shown in the paragraph below, the participants of this defined benefit plan could opt for the migration. Currently, nearly 300 employees participate in this plan. On the date of the first actuarial evaluation performed after the migration of the Defined Benefits Plan to the Defined Contributions Plan, dated 6/1/2005, the plan had an actuarial surplus, according to the accounting rules established by CVM Decision 371, in the amount of R$ 5,945.

At the beginning of this year, the Company and its subsidiaries started to offer a defined contributions plan, through a Free Benefit Generating Plan (PGBL) contract with the same insurance company.

In this new retirement plan, the companies of Belgo Group were committed with making monthly contributions on behalf of their employees to compensate the contributions made by them. In this new model, there is not any commitment by the companies of the Belgo Group with regard to a certain level of benefit in the retirement or even guarantee in relation to the return on investments obtained by the investment funds of the PGBL.

In 1988, the subsidiary CST established a nonprofit private pension fund for employees, Fundação de Seguridade Social dos Empregados da Companhia Siderúrgica de Tubarão (FUNSSEST), which is administratively and financially independent. Its objectives, in compliance with the applicable legislation, are to supplement government pension benefits as well as to render social assistance to employees and their dependents.

FUNSSEST has four pension plans, of which Plans I, II and III are defined-benefit plans which will be extinguished over time and is closed to new participants since 1998. Plan IV, which is a defined-contribution plan, covers the employees hired as from 1998.

25  Subsequent Events

Withdrawal Right granted to the BELGO and CST shareholders

As provided by article 252, §1 and §2 of the Corporate Law and according to the Company’s by-laws, the withdrawal right is granted to the BELGO and CST shareholders who did not agree with or were absent from the approval of merging the CST, or did not attend to the Extraordinary General Meeting held on September 30, 2005, and explicitly expressed their intention to exercise the withdrawal right, no longer than 30 days as from the date when the related Meeting minutes were published.

Subsequently to September 30, 2005 some withdrawals occurred in Companhia Siderúrgica de Tubarão, which payments of the related reimbursements, in the amount of R$ 246, as prescribed in article 230 of the Corporate Law, were made up to the third useful day after the effective date of the related operation and accounted for in Treasury Shares in Shareholders’ Equity of the related companies. There were not withdrawals among the shareholders of Companhia Siderúrgica Belgo-Mineira.

05.01 - Comments on the Quarterly Performance

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2005	4 – 6/30/2005
1	Total assets	17,539,790	7,931,424
1.01	Current assets	5,790,560	3,391,484
1.01.01	Cash and banks	1,502,459	743,201
1.01.01.01	Bank deposits	276,241	107,231
1.01.01.02	Financial investments	1,226,218	635,970
1.01.02	Accounts receivables	1,215,365	865,207
1.01.02.01	Trade accounts receivable	1,215,365	865,207
1.01.03	Inventories	2,359,222	1,366,724
1.01.03.01	Finished products	843,890	625,227
1.01.03.02	Work in process	296,062	175,154
1.01.03.03	Raw and sundry materials	686,843	459,858
1.01.03.04	Maintenance and sundry materials	253,106	48,278
1.01.03.05	Imports in transit	226,706	12,752
1.01.03.06	Advances to suppliers	52,615	45,455
1.01.04	Other	713,514	416,352
1.01.04.01	Income tax and social contribution	375,641	185,858
1.01.04.02	Other taxes and contributions	172,909	112,312
1.01.04.03	Prepayments	17,346	18,248
1.01.04.04	Accounts receivable from associated companies	0	0
1.01.04.05	Dividends receivable from subsidiaries	3,863	3,863
1.01.04.06	Other receivables	143,755	96,071
1.02	Long-term receivables	1,537,099	1,238,157
1.02.01	Sundry receivables	1,537,099	1,238,157
1.02.01.01	Compulsory deposits and judicial values	384,702	338,323
1.02.01.02	Income tax recoverable	810,046	572,956
1.02.01.03	Properties for sale	28,117	28,552
1.02.01.04	Taxes and contributions for offset	159,500	117,299
1.02.01.05	Other receivables	154,734	181,027
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	10,212,131	3,301,783
1.03.01	Investments	173,032	376,554
1.03.01.01	In associated companies	162,849	366,491
1.03.01.02	In subsidiaries	0	0
1.03.01.03	Other	10,183	10,063
1.03.02	Property, plant and equipment	9,749,637	2,870,888
1.03.03	Deferred charges	289,462	54,341

06.02 - Consolidated Balance Sheet - Liabilities and Shareholders’ Equity (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2005	4 – 6/30/2005
2	Total liabilities and shareholders' equity	17,539,790	7,931,424
2.01	Current liabilities	2,021,244	1,280,883
2.01.01	Loans and financing	495,763	274,326
2.01.02	Debentures	44,568	47,562
2.01.03	Suppliers	578,394	360,377
2.01.04	Taxes, charges and contributions	302,813	199,230
2.01.04.01	Income tax and social contribution	198,156	129,022
2.01.04.02	Other taxes recoverable	104,657	70,208
2.01.05	Dividends payable	4,369	4,310
2.01.06	Provisions	97,817	93,187
2.01.07	Payables to related parties	24,717	23,787
2.01.08	Other	472,803	278,104
2.01.08.01	Salaries and charges payable	216,901	125,866
2.01.08.02	Other payables	255,902	152,238
2.02	Long-term liabilities	2,838,969	1,147,727
2.02.01	Loans and financing	1,658,337	164,836
2.02.02	Debentures	216,922	227,021
2.02.03	Provisions	602,544	531,012
2.02.03.01	Contingencies	602,544	531,012
2.02.04	Payables to related parties	0	0
2.02.05	Other	361,166	224,858
2.02.05.01	Income tax and social contribution	214,075	87,352
2.02.05.02	Other payables	147,091	137,506
2.03	Deferred income	0	0
2.04	Minority interest	602,045	593,131
2.05	Shareholders' equity	12,077,532	4,909,683
2.05.01	Paid-up capital	9,413,791	3,000,000
2.05.02	Capital reserves	193,221	193,221
2.05.02.01	Treasury shares	(3,149)	(3,149)
2.05.02.02	Investment incentives	196,370	196,370
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies	0	0
2.05.04	Revenue reserves	662,879	610,202
2.05.04.01	Legal	96,366	96,366
2.05.04.02	Statutory	76,131	76,131
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	490,382	437,705
2.05.05	Retained earnings	1,807,641	1,160,260

07.01 - Consolidated Statement of Income (R$ thousand)

Code	Description	3 - 7/1/2005 to 9/30/2005	4 - 1/1/2005 to 9/30/2005	5 - 7/1/2004 to 9/30/2004	6 - 1/1/2004 to 9/30/2004
3.01	Gross sales and/or service revenues	4,676,301	9,743,047	2,687,111	6,187,044
3.02	Deductions	(912,887)	(1,991,514)	(575,802)	(1,411,707)
3.03	Net sales and/or service revenues	3,763,414	7,751,533	2,111,309	4,775,337
3.04	Cost of sales and/or services rendered	(2,399,551)	(4,808,583)	(1,195,439)	(2,770,924)
3.05	Gross profit	1,363,863	2,942,950	915,870	2,004,413
3.06	Operating expenses/income	(485,584)	(469,906)	(313,775)	(698,459)
3.06.01	Selling	(110,929)	(250,220)	(66,735)	(173,087)
3.06.02	General and administrative	(121,929)	(228,506)	(48,102)	(126,221)
3.06.03	Financial	(66,126)	(87,186)	(32,024)	(90,751)
3.06.03.01	Financial income	(53,808)	(44,357)	(6,899)	136,498
3.06.03.02	Financial expenses	(12,318)	(42,829)	(25,125)	(227,249)
3.06.04	Other operating income	36,750	91,279	18,319	43,439
3.06.05	Other operating expenses	(172,874)	(460,782)	(151,476)	(410,236)
3.06.05.01	Amortization of goodwill (negative goodwill)	(77,279)	(253,310)	(89,839)	(255,214)
3.06.05.02	Employees’ profit sharing	(47,297)	(85,772)	(20,263)	(45,240)
3.06.05.03	Other	(48,298)	(121,700)	(41,374)	(109,782)
3.06.06	Equity in the earnings of subsidiaries	(50,476)	465,509	(33,757)	58,397
3.07	Operating profit	878,279	2,473,044	602,095	1,305,954
3.08	Non-operating income	(17,798)	(113,195)	(6,676)	(19,599)
3.08.01	Income	4,886	6,645	1,322	4,008
3.08.01.01	Permanent asset disposals	4,746	6,278	1,204	3,675
3.08.01.02	Other income	140	367	118	333
3.08.02	Expenses	(22,684)	(119,840)	(7,998)	(23,607)
3.08.02.01	Cost of permanent assets disposal	(3,134)	(63,661)	(3,497)	(7,382)
3.08.02.02	Other expenses	(19,550)	(56,179)	(4,501)	(16,225)
3.09	Profit before taxation and profit sharing	860,481	2,359,849	595,419	1,286,355
3.10	Provision for income tax and social contribution on net income	(99,326)	(377,862)	(188,670)	(393,321)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	702	0	(790)
3.12.01	Profit sharing	0	702	0	(790)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(57,661)	(196,618)	(92,284)	(176,045)
3.15	Net income for the period	703,494	1,786,071	314,465	716,199
	Number of shares (thousand), excluding treasury shares	12,951,777	12,951,777	7,015,829	7,015,829
	Net income per share	0,05432	0,13790	0,04482	0,10208
	Loss per share

17.01 - Report on Special Review – Without exception

The Board of Directors and Shareholders
Companhia Siderúrgica Belgo-Mineira
Belo Horizonte - MG

We have conducted a special review of the Quarterly Financial Information of Companhia Siderúrgica Belgo-Mineira, for the quarter ended September 30, 2005, which comprises the balance sheet and the consolidated balance sheet of this Company and its subsidiaries, the statement of income and the consolidated statement of income, the performance report and the significant information, prepared in accordance with the accounting practices adopted in Brazil and rules disclosed by the Brazilian Securities and Exchange Commission. The Quarterly Financial Information of the subsidiary, Companhia Siderúrgica de Tubarão (“CST”), for the quarter ended September 30, 2005, was reviewed by other independent auditors and our review, with respect to the balance of the investment in CST and to the results of this subsidiary in the third quarter, corresponding to 55% of the assets, as of September 30, 2005, and to 50% of the Company’s result in the quarter then ended, respectively, as well as the asset, liability, income and expense balances of this subsidiary, which were consolidated by the Company, is based exclusively on the review of these auditors.

Our reviews were performed in accordance with specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Accounting Council, and consisted mainly of: (a) inquiry and discussion with the offices responsible for the accounting, financial and operational areas of the Company and its subsidiaries, in regard to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events which have or could have significant effects on the financial situation and operations of the Company and its subsidiaries.

On the basis of our special review and on the special review report of other independent auditors, we are not aware of any material changes which should be made to the aforementioned Quarterly Financial Information, for them to be in accordance with the accounting practices adopted in Brazil and with the rules disclosed by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Financial Information.

Belo Horizonte, November 8, 2005.

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira	Daniel Antônio Cabral de Vasconcelos

Partner	Director

Accountant CRCMG058176/O-0	Accountant CRCMG59164/O-3

Contents

GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company mail address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE QUARTER	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY INFORMATION	8
05	01	COMMENTS ON THE QUARTERLY PERFORMANCE	37
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	38
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	39
07	01	CONSOLIDATED STATEMENT OF INCOME	40
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE	41
17	01	REPORT ON SPECIAL REVIEW	56

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2005

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

By:	/S/ Marc Ruppert
Name: Marc Ruppert Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.